UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

HAWK CORPORATION

(Name of Subject Company)

CARLISLE COMPANIES INCORPORATED
HC CORPORATION

(Names of Filing Persons — Offeror)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

420089104

(Cusip Number of Class of Securities)

Steve Ford

Vice President, Chief Financial Officer and General Counsel

Carlisle Companies Incorporated

13925 Ballantyne Corporate Place

Charlotte, NC 28277

Telephone: (704) 501-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

On October 14, 2010, Carlisle Companies Incorporated, a Delaware corporation (“Parent”), and Parent’s wholly owned subsidiary, HC Corporation, a Delaware corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hawk Corporation, a Delaware corporation (the “Company”), whereby Parent and Merger Sub will commence a tender offer to purchase all of the issued and outstanding shares of the Company’s Class A common stock, including the associated Rights (as defined in the Merger Agreement), at a purchase price of $50.00 per share in cash to be followed by a merger of Merger Sub with and into the Company.

The following is a transcript of a conference call held at 10:30 AM ET, Friday, October 15, 2010, to discuss the strategic acquisition by Parent of the Company via the above described merger.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This transcript is not an offer to purchase or a solicitation of an offer to sell any securities of Hawk Corporation (“Hawk”).  The planned tender offer by Carlisle Companies Incorporated (“Carlisle”) for all of the outstanding shares of the Class A common stock of Hawk has not yet been commenced.  Upon commencement of the tender offer, Carlisle will mail to Hawk stockholders an offer to purchase and related materials and Hawk will mail to Hawk stockholders a solicitation/recommendation statement with respect to the tender offer.  Carlisle will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Hawk will file its solicitation/recommendation statement with the SEC on Schedule 14D-9.  Hawk stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer.  Hawk stockholders may obtain a free copy of these materials (when available) and other documents filed by Carlisle or Hawk with the SEC at the website maintained by the SEC at www.sec.gov.  The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected) or by contacting Carlisle at (704) 501-1100.

FORWARD-LOOKING STATEMENTS

This transcript contains forward-looking statements. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive, market, regulatory and other factors, including the risk that the transaction may not be consummated; the risk that regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; the risk that Hawk may not be integrated successfully into Carlisle; and the risk that the revenue opportunities, cost savings and other anticipated synergies from the transaction may not be fully realized or may take longer to realize than expected. More detailed information about these factors is contained in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no duty to update forward-looking statements.

CARLISLE COMPANIES INC.

Moderator: David Roberts

October 15, 2010

9:30 a.m. CT

Operator:                                                                      Good morning.  My name is Zennethia and I will be your conference operator today.  At this time, I would like to welcome everyone to the Carlisle Company Incorporated Hawk Acquisition Conference Call.  All lines have been placed on mute to prevent any background noise.  After the speakers’ remarks there will be a question and answer session.  If you would like to ask a question during that time, simply press star then the number one on your telephone keypad.  If you would like to withdraw your question press the pound key.  Thank you.

I would now like to turn the call over to Mr. David Roberts, Chairman, President and CEO of Carlisle Company.  You may now begin, sir.

David Roberts:                                        Thank you, Zennethia.  Good morning and welcome to our conference call concerning our acquisition of Hawk.  Before I go any further I want to remind everyone that this is our quiet period when it comes to sales and earnings for the third quarter so I respectfully ask that no questions are asked relative to our performance in the third quarter.

Also, please note that during this call we will be providing certain forward looking information.  We ask that you take a look at today’s press release and read through the forward looking cautionary statements that we’ve included there.  Our press release, along with our slide presentation, can be found on the investor relations portion of our Web site at www.carlisle.com.

On the phone with me are Chris Koch, our President of the Carlisle Industrial Brake and Friction business, Steven Ford our CFO and Kevin Zdimal, our Chief Accounting Officer.

Before the market opened this morning we announced the intended acquisition of the stock of Hawk.  As you saw in the press release, our offer is at $50 per share for a total purchase price of $410 million.  We’re very pleased to be announcing this transaction today as I truly believe it’s a unique opportunity to provide substantial strategic benefits for our company.  Hawk represents an exceptional and highly complementary addition to our braking solutions business and brings us one step closer to our previously stated long term goals, that of being generating — or of generating $5 billion in annual revenue, 15 percent EBIT margins, expanding our business globally and generating substantial free cash flow.  Let me provide you with the highlights of the transaction.  If you go to slide four in the presentation we’ll go through that.

As noted, we signed a definitive agreement with Hawk to acquire all the outstanding shares of the company for $50 per share through an all cash tender offer.  This represents an equity value of Hawk at $413 million and an enterprise value of $410 million.  We believe this is a unique acquisition for Carlisle given its complementary product portfolio and similar customer mix is certainly a plus for us.

We estimate annual run rate synergies to be approximately $20 million or so by 2012 and will come both from the revenue side and the cost side of the equation.  The price we are paying represents approximately eight and a half times the 2010 EBIT margins before accounting and synergies and roughly six times after including the synergies I just mentioned.

From a financial perspective, we expect this transaction to be immediately accretive to our earnings.  We will fund the transaction with a combination of cash on hand and by drawing on our $500 million revolver.  And Steve will speak about the financial impact a bit later in the presentation when we field questions and answers.

As part of our agreement with Hawk, Mr. Weinberg along with the directors, Norman Harbert and Byron Krantz who collectively hold approximately 34 percent of Hawk’s outstanding shares have entered into agreements with Carlisle to tender their shares.  This transaction is subject to customary closing conditions including regulatory approval and we expect to close the transaction by the end of the year.  We don’t anticipate any regulatory issues to delay the closing.

If you flip to slide five in the presentation I’ll go through that one now.  As I said, as a bit more — we look at the business that we’re acquiring and why we are, in my view, this is a natural step for Carlisle.  Hawk is a leading global supplier of friction products for brakes, clutches and transmissions.  They have an excellent technology and one of the largest friction material competencies in the industry.  They also have some exciting new applications in carbon composite materials and fuel cell components that represent an additional growth avenue for CIBF or our industrial brake and friction business.

For a product perspective, Hawk is focused on high margin, specialty applications that require sophisticated engineering and production techniques.  As we have stated in the past, this expands Carlisle’s product offerings with very little duplication and fits very nicely with our overall objectives to continue to grow our portfolio of technology products and these obviously product higher margins.

From a customer perspective, Hawk has a very strong relationship with major blue chip customers, many of whom that were our customers as well.  On the construction and mining side you’ll see names like Caterpillar, CNH and Volvo.  On the ag side you’ll see big players like Deere and in aircraft and defense industry you’ll see names like Eaton, Meggitt and Goodrich.

The important thing to note here is that Hawk’s customer base, like Carlisle’s, is made up of large global players and the acquisition provides an excellent opportunity for us to further strengthen those relationships both within our braking solutions business and cross other platforms like CIT.

It’s also important to note that Hawk is a source provider on more than 80 percent of its OEM applications and the aftermarket revenue is approximately 50 percent of the business, which makes this even more attractive.

On the right hand side of the page you’ll see that Hawk’s products mainly go to construction and mining, aircraft and defense and the ag markets where we see favorable potential growth.  Also Hawk has significant international presence with about a quarter of their sales coming from outside the U.S which we expect will continue to grow, given their footprint in China and a new site in India which will be completed in 2012.

If you turn to page six of the presentation, as I mentioned earlier, Hawk is a great opportunity for us and is consistent with Carlisle’s long term strategic goals again to reach 5 billion in revenue, 15 percent operating margins or EBIT margins, expand globally and produce free strong cash flows.

From a strategic perspective, Hawk strengthens one of our growth platforms, CIBF, which is now positioned as a leading one-stop-shop global provider of high performance braking solutions.  The added capability that Hawk brings really helps round out CIBF’s overall product portfolio and is consistent with our overall strategy to add highly engineered, higher margin productions.

In addition, this acquisition expands our global footprint and positions Carlisle to participate in emerging growth markets.

I’d like to note that the customer benefits extend beyond CIBF by serving the CIT aerospace customer base as well.

From a financial perspective, looking back at Hawk’s performance for the last 12 months ended June 30, 2010, you can see that Hawk has contributed over 200 million in revenues and almost $40 million in EBITDA, excluding the impact of any synergies.

And even more importantly, Carlisle’s pro forma last 12 month EBITDA margin would have been roughly 60 basis points higher excluding the impact of synergies.  If you factor in 20 million of the annual run rate synergies mentioned earlier, Carlisle’s pro forma last 12 month EBITDA margin would have been roughly 12.4 percent or 130 basis points higher than what it was prior.

With that, I’d like to turn the call over to Chris Koch, who’s our President of CIBF to discuss more specifically how this fits into our existing CIBF business.  Chris, if you would please?

Chris Koch:                                                         Thanks, Dave.  We at CIBF are very excited to welcome Hawk to our business.  Hawk is a great company and we look forward to working with their team, sharing best practices in technology and continuing to grow a world class braking solutions business.  Together we can achieve superior technological leadership, the highest levels of customer service and become the first name in braking solutions for our customers.

If you’d please turn to page seven of the presentation.  To start, the combination of CIBF and Hawk creates a truly global leader in braking solutions.  We will have the unique ability to provide complete highly engineered braking solutions for our customers and will be ideally positioned to win new business through broader products, services and distribution.

A key part of our ongoing overall strategy is to continue to broaden our product portfolio to better serve our customers and to expand the business globally.  The addition of Hawk will help us achieve these objectives as it will add attractive products that CIBS does not already have in its portfolio.  It will also increase our exposure to key emerging markets, such as China, Brazil and India.

As you’ll see as we move to page eight, the transaction brings us production facilities in the U.S., Italy, and China.  Hawk has also selected a site in Chennai, India to build a manufacturing facility and this investment will help us increase our presence in this very important region.  We anticipate the facility to be completely operational by 2012.

From a product perspective, CIBF and Hawk products are very complimentary with little overlap.  CIBF is a horizontally integrated brake solutions provider, we provide braking friction and hydraulic products to our customers.  While we have exceptional capabilities in dry friction, Hawk is mostly focused on wet friction products so this combination really strengthens our capabilities in this area.

The transaction also substantially improves our aftermarket product portfolio and global distribution network.  Our in-market mix remains focused on construction, mining and agriculture and now that mix will be even more diverse with the addition of Hawk, particularly on the aerospace and defense side.  We’re very positive on the global outlook for each of these markets over the next few years.

We’re fully dedicated to growing the combined businesses both organically and through acquisitions as evidenced by this transaction and we strongly believe we have the right product mix, are selling to the right customers that are exposed to the right end markets at the right time.  We’re extremely excited about this opportunity and the outlook for the combined business, and now Steve will discuss some of the specific financial impacts of the transaction.

Steven Ford:                                                    Thanks, Chris.  Please turn to page nine of the slide presentation.  This is a very attractive transaction that we expect will create significant value for our shareholders.  We expect the Hawk transaction to yield significant synergies and be accretive in the first year.

Also, post-transaction we expect to maintain our credit rating and will continue to have a very strong balance sheet.

First, let me discuss some of the synergy potential that we see from this transaction.  On the revenue side, we expect to drive synergies through our ability to establish closer relationships with our customers by offering an expanded product and service line and maintaining and indeed enhancing the customer service levels that our customers have come to expect from both CIBF and Hawk.

With this acquisition we are also better positioned geographically to capitalize on the growth in the emerging markets as Dave and Chris highlighted earlier.

This, in addition to the new aftermarket opportunities that we expect, and a broader distribution network should result in revenue synergies.

On the cost side, we are expecting $20 million of annual run rate synergies to be achieved by 2012, some of which will be realized in 2011.  Parts of these costs come directly from the elimination of public company costs.  We also believe that we can drive some operational efficiencies by implementing the Carlisle operating system worldwide.  We also see certain supply chain efficiencies and other administrative opportunities.  This is not a situation where we expect to undertake major projects such as consolidation of facilities or anything of that nature and scale.  Our product lines are highly complementary and Hawk is a good business, but we continuously strive to be as efficient and profitable as possible and we will not waiver in that dedication.

The transaction is expected to be accretive in year one and we expect it to be credit rating neutral.  We have exercised prudence in managing our balance sheet and have sufficient flexibility to fund the transaction with existing cash and by drawing on our $500 million credit facility.

Pro forma leverage is expected to remain under two times total debt to EBITDA.  In addition, Hawk generated $24 million in free cash flow for the last 12 months ended June 30, which is 12 percent of revenues so this is a very positive transaction for us from a cash flow perspective.  And with those remarks, I’ll turn the call back over to Dave.

David Roberts:                                        Thanks, Steve.  As you can tell by the excitement in my voice, Chris’s voice and Steve’s, we are really very positive on this transaction.

What I’d like to do is open the call for any questions you may have.  Zennethia, if you would like to do that please.

Operator:                                                                      Yes, sir.  At this time, if you would like to ask a question, please press star one on your telephone keypad.  We’ll pause for just a moment to compile the Q&A roster.

And your first question comes from the line of Peter Lisnic with Robert W. Baird.

Peter Lisnic:                                                    Good morning, gentlemen.

Male:                                                                                          Morning, Pete.

Peter Lisnic:                                                       I guess first question if you could maybe give us a better sense as to how big the overall business is now and just give us a sense as to where — it doesn’t sound like there’s all that much overlap from a product perspective, but where some of the overlap might be and then distill that down into what the biggest I guess revenue synergy opportunities really are.

Male:                                                                                          You know, Pete, what I’m going to do, Chris is obviously intimately involved in this and familiar with it.  Chris would you answer Pete’s question?

Chris Koch:                                                         Yes, Pete.  If we look at the complementary nature of it there really, really is very little product overlap.  A little bit on the —I would say the dry friction capability but again, they go to different markets, Hawk and the performance racing market, CIBF off highway heavy construction and then a very, very small piece in some outsourced products we buy wet friction.

Peter Lisnic:                                                       OK, and then in terms of the synergies, it’s that wet friction piece that you’re marrying to your dry business is that sort of the biggest opportunity and which end market exactly would that be all under?

Chris Koch:                                                         Right, and Pete for the end markets you know we — CIBF competes in that off highway heavy duty construction ag mining market and one of the product segments we’ve been missing for a while has been a very strong wet friction line and indeed that’s what Hawk brings to the — to our business is the addition of that line for those markets.

Peter Lisnic:                                                       OK, all right and then, Dave I just want to I guess one more question and that’s on the cyclicality of this business.  You know I understand that right now good margins, good ability to take out synergies, but how do you sort of look at the cyclicality of this business going forward and how that relates to you know return targets and growth targets for you that you’ve laid out for us?

David Roberts:                                        Right.  You know, Pete, honestly we think that it will help us even out some of the cycles that we go through.  If I look at Chris’ business in you know last year, we were down — and I forget the numbers, probably 25 or 30 percent.  But frankly as we look in the past, that was a very unusual year.  You know I don’t think that there are going to be dramatic swings or cycles in this market, particularly when you look overseas with what’s going on with construction equipment and ag equipment.  I think the demand there,  you know with the current mandate to go 15 percent ethanol in gasoline here in the U.S., the change in diet overseas, going to more protein, I think that’s — what that’s going to end up doing is driving more ag equipment that’s going to be sold and then certainly on the construction side.  I think that you know there is going to be a large demand if not in the U.S. certainly in the developing areas of the world, you know China, India, certainly South America now and I think that there is opportunities that would keep that cycle from fluctuating at you know very high rates.

Peter Lisnic:                                                       All right, that is helpful and good luck with the integration.

David Roberts:                                        Thanks, Pete.

Operator:                                                                      Your next question comes from the line of Ivan Marcuse with Northcoast Research.

Ivan Marcuse:                                             Hey, guys, how you doing?

Male:                                                                                         Good morning.

Ivan Marcuse:                                           On the — how much is going to be funded through the revolver and what’s your rate on the revolver?

Male:                                                                                          Right, Steve, you want to walk through that?

Steven Ford:                                                    Yes, it will be a combination of cash on hand and use of the revolver with most of the financing coming from the revolver and, Pete, our current rate on the revolver is below one percent.

Longer term, you know we intend to sort of term this out and you know the public markets are very attractive and you know we would be looking closely at terming this out Q1 of next year.

Ivan Marcuse:                                           OK, and then you assume Hawk’s debt now right?  What sort of the rate are you looking for?  Have they paid any of that down or …

Steven Ford:                                                    Yes, no they’ve got about $50 million of debt, it’s at a much higher interest rate.  We do assume it and we will arrange to pay that off at a premium.

Ivan Marcuse:                                             So you’ll pay that off sooner rather than later?

Steven Ford:                                                    Yes, now there is — on the change of control the bond holders have the option to put the debt, so there may be some putting of the securities and we also have a call option.  But we expect to clean that up and eliminate the Hawk debt.

Ivan Marcuse:                                           OK, then on the synergy side, on the cost side, of that $20 million, how much do you expect to get in 2011 or are you sort of — is that 50/50 or …

Steven Ford:                                                    No, I think less than 50/50.  I mean of that — of that 20 million, there’s about six or seven of it that’s elimination of public company costs and we expect to certainly get most if not all of that next year.  Some of the operational synergies will realize some of that in ‘11, but some of that will also dribble into 2012.

Male:                                                                                          Yes, Ivan, I think what’s going to happen is that you know those which are logical costs to take out, the public costs that Steve mentioned, we will do very quickly.  What we want to do is go in you know using COS and assess what the operations are and you know we have some costs associated with that that we built in our model.  I don’t think those are going to come until probably 2012.

Ivan Marcuse:                                           OK, and then over the past few years Hawk’s actually taken — has done a pretty good job of leaning down their business and you know improving their operations.  So where do you see the biggest benefit that COS is going to bring to the table and is it on the inventory side?  Do you think it’s better there or do you think it’s in other areas and what would they be?

Male:                                                                                          No, I think operationally is probably where we’ll see some improved synergies and I agree, they’ve done a very good job over the — you know the past number of years in leaning out their operations.  But I mean it’s like walking through our factories, there’s always room where you can improve and I think we’ll — we have a number of ideas that we’re working on today that frankly, we really can’t talk about on the telephone.

Ivan Marcuse:                                           Got you.  And then is management — do they stay in place or does Chris sort of take over the reins and you know upper management sort of exits?

Male:                                                                                          Yes, well Ron is retiring and Chris will be managing the business.  So it is now Chris’s business to manage and we’ll go from there.

Ivan Marcuse:                                            OK, great.  Thanks a lot for taking my questions.

Male:                                                                                          You’re welcome.

Operator:                                                                      Your next question comes from the line of Ajay Kejriwal with FBR Capital Markets.

Ajay Kejriwal:                                             Thank you, good morning.

Male:                                                                                          Good morning.

Ajay Kejriwal:                                             Just a couple housekeeping questions on the accretion.  So, does your accretion estimate include a revolver at the less than one percent rate or are you assuming a term out?

Male:                                                                                          We’re assuming a five percent rate on a term borrowing.

Ajay Kejriwal:                                             Got it.  And then maybe if you can help with you know expected DNA there?

Male:                                                                                          You know we have not yet completed our purchase accounting and really until we complete that we’re not going to really know how much is going to be allocated to amortizable versus non amortizable good will.

Ajay Kejriwal:                                        Would you have like a rough range or is it a little too early?

Male:                                                                                        I think it’s too early and I don’t really want to speculate on that until we’ve completed the purchase accounting.

Ajay Kejriwal:                                        OK, and on the accretion, any sense you could provide us with on what are you looking for next year?  I mean any rough range?

Male:                                                                                        You know so much of it is dependent on the purchase accounting, Ajay.  And really, until we’ve completed that, all we really can say is that we — we’re very confident that it will be accretive.

Ajay Kejriwal:                                        Good and that 20 million is in synergies is all cost right?  It’s nothing on the revenue line?

Male:                                                                                        Correct.

Ajay Kejriwal:                                        Got it.  maybe if you can, quantify the opportunity on the top line, sounds like you know emerging markets, you know big opportunity there, but maybe if you can help us with what could you be doing you know by combining this business over the next few years out.

Male:                                                                                        Sure, Ajay.  I’ll let Chris answer that.  Chris, if you would please.

Chris Koch:                                                       Yes, Ajay, I think you know a couple of things that will help with the revenue side, if you look — and as Dave spoke about, the changes that are occurring right in the emerging markets and our ability number one and you’ll see it in the — what Hawk Wellman has done by putting in a facility in India, they have the facility in Suzhou as well as we do.  We think there’s a tremendous opportunity to move into those emerging markets where there’s high growth potential and begin to take some share that frankly is going to local businesses right now and there may be some opportunity for technological upgrade there.  So we see that as a nice opportunity.

And then, one of the things that you know Hawk has is over 5000 unique formulations in wet friction.  We have a strong engineering department, they have a strong engineering department, 75 engineering professionals and we think that there are going to be opportunities to bring new products to our customer and new ways for them to benefit from the relationship, so I would say working more intimately with our global customers and then beginning to take market share.  We know this is a sizeable market with good growth prospects in mining, construction and other areas and so just capturing that will — should be able to drive some growth.

Ajay Kejriwal:                                        So would you say on a combined basis organic growth for this is mid single, is it higher than that?

Chris Koch:                                                       I think you’d need to look at the market — let me just give you that data.  I think if you look globally we’ve — Hawk itself and Carlisle think that we’ll see construction markets globally somewhere in the five to seven percent, ag markets five to six percent, you know China we’re looking at in the friction side of it probably low double digit, you know 10, 15 percent so hopefully that gives you an indication of what the market’s doing and obviously we’d like to do better than the market.

Ajay Kejriwal:                                        Good, thank you.

Operator:                                                                    Your next question comes from the line of Deane Dray with Citi Investments.

Deane Dray:                                                   Thank you.  Good morning everyone.

Male:                                                                                        Hey, good morning, Deane.

Deane Dray:                                                   Some clean up questions.  And the first, Dave, is I know that braking has been a core legacy business for Carlisle, but I also know there’s been some mix changes and some divestitures, can you just remind us of what prior to this acquisition Carlisle had changed in their mix.  I think there was more of the on road invested.

David Roberts:                                      Yes.

Deane Dray:                                                   And just you know bring us up to date on that and then I have some follow ups please.

David Roberts:                                      Yes, you’re exactly right, Deane, we had — obviously the business that was called motion control, which was exclusively on road braking primarily for heavy truck and that had become a business that honestly was just not very attractive and we exited that business.  We always like the off road braking business because it was honestly our highest margin business we had within the company and you know we didn’t have a large position in the — on the friction side and also had a very small position on the wet friction — dry friction side, we had a big position, you know wet friction we had a small position and you know that appears to be the area that is growing on the off road side.  So while off road, or on road was always a very low margin business our off road business was always a very high margin business and when we made the decision to get rid of motion control, we elected to keep CIBF just because of the margin profile.

Deane Dray:                                                   Great and then — I might have missed this, but what percent of Hawk is overall off road?

David Roberts:                                      Chris, do you have that number?

Chris Koch:                                                       Yes, I think if you look at — depends on what you include in that, Deane, I mean if you include aerospace as being off the road which (inaudible) …

Deane Dray:                                                   I’d say so.

Chris Koch:                                                       I would say in excess of 60 percent.

Deane Dray:                                                   OK, good.  And then the aftermarket at 50 percent.  I guess you shouldn’t be surprised to see the margins as high as they are.  What’s the mix between OE and after market in terms of margin?  You don’t have to be real precise but just directionally?

Male:                                                                                        Chris?

Chris Koch:                                                       That’s a good question.  I don’t know that I can give you a breakdown on that yet on the difference in the margin between the aftermarket and the OE, but we can follow up with you later on that.

Deane Dray:                                                   OK, that’s good.  And then on one of the slides it kind of jumps out that a big concentration in Italy and there’s probably a legacy explanation there, but could you clarify please?

Male:                                                                                        Sure, Italy it’s a big position I would say at a very nice operation there that Hawk has.  And much like what we do in selling into Peoria and other places in the U.S. a significant amount of that equipment that is exported globally.  So when you look at the Italy number I think obviously that product is not all staying in Italy but it is moving around the globe to Asia, South America and other places.

Deane Dray:                                                   So is that a sales by geography?  On that slide five?

Male:                                                                                        I’m sorry, the Italian factory, I would say that that is the sales in Italy but the end sales might have a different profile.

Deane Dray:                                                   Got it.  OK, thank you.

Male:                                                                                        You’re welcome.

Operator:                                                                    Your next question comes from the line of Saul Ludwig with Northcoast Research.

Saul Ludwig:                                                 Hi, good morning.

Male:                                                                                        Good morning, Saul.

Saul Ludwig:                                                 What percentage of Hawk is international sales?

Male:                                                                                        Chris?

Chris Koch:                                                       Yes, we’ve got just under 30 percent, Saul.

Saul Ludwig:                                                 OK, and who are Hawk’s principal competitors?

Chris Koch:                                                       I would say Hawk’s principal competitors would be the likes of — let’s say on the wet friction side Jin Myung out of Korea, Miba, Hoerbiger combination out of Europe?

Saul Ludwig:                                                 Nobody in the U.S.?  They got the market to themselves here?

Chris Koch:                                                       I would say that Hawk has a — there are some smaller players within the U.S. but that Hawk is the dominant player in the wet friction market in North America.

Saul Ludwig:                                                 Now did you buy — I mean you need friction material to make some of your products.  Did you buy anything from Hawk, meaning that on a consolidated basis are 100 percent of their revenues going to be additive to Carlisle, or is there some elimination.

Male:                                                                                        No, correct, 100 percent would be additive.

Saul Ludwig:                                                 Hey and just a little historical comment here, how much did you get for selling the trailer business where some of that cash could be used maybe to help pay for this?

Male:                                                                                        Yes, Steve, have we released that information?

Steven Ford:                                                   Yes, we have.  Thirty-five million was the sale price.  With a working capital adjustment in an earn out potential.

Saul Ludwig:                                                 And — that’s a good price you got for that.  And the — and will there be any one time expenses here like inventory step up, deal cost, banking fees that will show up either in your fourth quarter or first quarter relative to this transaction.

Steven Ford:                                                   Yes, well there will be — there will be costs associated with this transaction.  There were banker fees and lawyer fees and diligence fees and they’ll be — you know potential change of control type payments there will be costs that will show up in the fourth quarter.

Saul Ludwig:                                                 Are we a $10 million or $20 million?  What do you think range might be?

Steven Ford:                                                   It will be less than 20, but we don’t — we don’t really have a specific number yet that we can share with you Saul.

Saul Ludwig:                                                 Be less than 20, more than 10?

Steven Ford:                                                   I think all I can say right now is less than 20.

Male:                                                                                        Yes, I — Saul, I don’t think we have a good feel for that yet.

Saul Ludwig:                                                 OK, great.  Thank you very much.

Male:                                                                                        OK.

Operator:                                                                    Your next question comes from the line of (Glen Wortman) with Sidoti Company.

(Glen Wortman):                            Yes, good morning, everyone.

Male:                                                                                        Morning.

(Glen Wortman):                            Can you just talk about how this might affect your strategy to grow some of your other segments under you were looking to grow in (inaudible) …

Male:                                                                                        Yes, (Glen), honestly it will have no impact on our growth strategy.  We — you know we stated in the past that our two growth platforms are our CIT business and our braking business.  We knew that Hawk potentially would come available.  We had certainly been very interested in it for an extended period of time and you know that was one that we were hoping that would come and we would have the opportunity to buy.

Now that has no impact on what we’re doing in the CIT business.  There is — you know there’s still some opportunity out there that will continue to take a look at you know but with Hawk coming on it just — it was just one of those that you know the stars were aligned I guess.  It was just ideal for us.  But it will have no impact.

(Glen Wortman):                            OK, and then just back to the emerging growth opportunity, I think you mentioned the facility in India, did you also mention that they’re building a facility in China and can you maybe talk more specific about the growth opportunity there?

Male:                                                                                        Yes, they have a facility in China today, they’re building one in India.  I guess what I’d like to do — Chris why don’t you address that — that’d probably be easier for you.

Chris Koch:                                                       Yes, if you — they do have indeed a facility that’s in China, a very nice facility with a full staff, all the expected members you’d expect there and functions and then the — India facilities underway and again, as I said, that would be completely operationally by 2012.

The opportunities in those two markets, in China and India, when you look at the global heavy construction mining market, we’re seeing significant domestic players growing in those businesses that right now are not using products from either Carlisle or Hawk.  We have companies such as SANY, Long gong in China, Xiu gong, XCMG, (Shugo) heavy machinery.  And then in India you’ve got companies, local companies like BEML as well as global companies like JCB that are participating in that market.  So you know there are very strong markets again we think in the friction side — the markets in India growing you know in excess of 10 percent in the addressable markets and then in China at probably you know 10 to 15 percent.

(Glen Wortman):                            All right, thank you very much.

Chris Koch:                                                       Yes, you bet.

Operator:                                                                    Your next question comes from the line of (Rob Crystal) of Goldman Sachs.

(Rob Crystal):                                           My question was answered.  Thank you though.

Male:                                                                                        Thanks, (Rob).

Operator:                                                                    Your next question comes from the line of Zahid Siddique with Gabelli Company.

Zahid Siddique:                                  Hi, good morning.  Couple of questions.  The first one on your current existing friction business, how big is that business in terms of revenues and EBITDA?

Male:                                                                                        You know we have not disclosed that or reported prior.  It’s all part of ETS.  Steve, have we — or can we talk about it?

Steven Ford:                                                   Yes, it’s about 15 percent of the segment.

Male:                                                                                        Right.

Zahid Siddique:                                  Of that segment, which is roughly …

Male:                                                                                        Yes.

Zahid Siddique:                                  Which is roughly 30 percent of your total revenues.  So its 15 percent of 30 percent?

Male:                                                                                        Yes, it’s about a $100 million business right now.

Zahid Siddique:                                  OK.  And could you comment on the process — at what time did you have — did you start conversations with Hawk and what the other parties in the process — anything along those lines?

Male:                                                                                        Well, I — you know yes, we began probably three months ago.  Now you know I think it’s probably best — you know Hawk would know better than I who would — who was involved in the process and so on.  We do know that they had a tremendous amount of interest in this property and you know it was a very competitive process.  You know but we’ve been involved in it for about three months.

Zahid Siddique:                                  Sure and just from your personal sense, do you feel there may be someone out there who actually still come in or do you think this has been pretty much shopped around and you feel comfortable about your bid.

Male:                                                                                        Well, I — you know I think it’s a — I mean you never know obviously.  I guess I’m not privy to who else was out bidding.  You know we feel very comfortable with the bid that we’ve submitted, that it’s a premium bid for the property, but of course, it’s a publicly held company and if someone came in at a higher bid I think the Hawk board would have to consider it.

Zahid Siddique:                                  OK, thank you so much and congratulations.

Male:                                                                                        Thank you.

Operator:                                                                    And there are no further questions at this time.

Male:                                                                                        Thank you.  We want to thank everybody for attending the call and as I said earlier, we are really excited about this acquisition and we think it will have a dramatic impact on our business positively over the next certainly decade at least.  So again, thanks everybody and we’ll talk to you on our conference call.

Operator:                                                                    Thank you for your participation.  This does conclude today’s conference call, you may now disconnect.

END